UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

XIAO-I CORPORATION

(Name of Issuer)

Ordinary Shares, PAR VALUE $0.00005 PER SHARE

Preferred Shares, PAR VALUE $0.00005 PER SHARE

(Title of Class of Securities)

98423X100

(CUSIP Number)

Hui Yuan

5/F, Building 2, No. 2570 Hechuan Road,

Minhang District,

Shanghai, China 201101

Phone: +86 021-39512112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423X100

1	NAME OF REPORTING PERSONS Yuan Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 3,272,632 Ordinary Shares (2) 3,700,000 Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 3,272,632 Ordinary Shares (2) 3,700,000 Preferred Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,972,632 (including 3,272,632 Ordinary Shares and 3,700,000 Preferred Shares)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 100% of the total outstanding preferred shares (2) 25.15% of the total outstanding share capital (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	ZunTian Holding Limited, a BVI business company (“ZunTian”), directly owns 1,969,546 Ordinary Shares and 3,700,000 Preferred Shares. Each Preferred Share is entitled to voting power equal to 20 Ordinary Shares, par value $0.00005 per share of the Issuer. iTeam Holding Limited, a BVI business company (“iTeam”), directly owns 1,286,420 Ordinary Shares. Yuan Hui currently exercises exclusive voting and dispositive control over the Preferred Shares and Ordinary Shares registered in the name of ZunTian and iTeam. On January 3, 2024, the Company granted 50,000 restricted share units (“RSUs”) to Hui Yuan pursuant to the Company’s 2023 Share Incentive Plan, with each RSU representing one American Depository Share (“ADS”). Each ADS represents one-third of an ordinary share, par value US$0.00005 per share. 50,000 RSUs are equivalent to 16,666 Ordinary Shares. The RSUs were vested upon grant. Yuan Hui is deemed to beneficially own the entirety of the 6,972,632 shares of the Issuer, including 3,700,000 preferred shares and 3,272,632 ordinary shares.

(2)	This percentage is calculated based upon 24,015,592 Ordinary Shares issued and outstanding (as of August 10, 2023), as set forth in the Issuer’s Annual report on Form 20-F/A as filed with the Securities and Exchange Commission on August 10, 2023, and an additional 3,700,000 Preferred Shares issued and outstanding (as of December 13, 2023), as detailed in the Issuer’s 6-K filed with the Securities and Exchange Commission on December 14, 2023. The total outstanding share capital is 27,715,592 shares.

CUSIP No. 98423X100

1	NAME OF REPORTING PERSONS ZunTian Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 1,969,546 Ordinary Shares (2) 3,700,000 Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 1,969,546 Ordinary Shares (2) 3,700,000 Preferred Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,669,546 (including 1,969,546 Ordinary Shares and 3,700,000 Preferred Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the total outstanding preferred shares (1) 20.46% of the total outstanding share capital (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 24,015,592 Ordinary Shares issued and outstanding (as of August 10, 2023), as set forth in the Issuer’s Annual report on Form 20-F/A as filed with the Securities and Exchange Commission on August 10, 2023, and an additional 3,700,000 Preferred Shares issued and outstanding (as of December 13, 2023), as detailed in the Issuer’s 6-K filed with the Securities and Exchange Commission on December 14, 2023. The total outstanding share capital is 27,715,592 shares.

CUSIP No. 98423X100

1	NAME OF REPORTING PERSONS iTeam Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,286,420 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,286,420 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% of the total outstanding share capital (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 24,015,592 Ordinary Shares issued and outstanding (as of August 10, 2023), as set forth in the Issuer’s Annual report on Form 20-F/A as filed with the Securities and Exchange Commission on August 10, 2023, and an additional 3,700,000 Preferred Shares issued and outstanding (as of December 13, 2023), as detailed in the Issuer’s 6-K filed with the Securities and Exchange Commission on December 14, 2023. The total outstanding share capital is 27,715,592 shares.

CUSIP No. 98423X100

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.00005 per share (the “Ordinary Shares”), and the preferred shares, par value $0.00005 per share (the “Preferred Shares”) of Xiao-I Corporation, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 5/F, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai, China 201101.

The Issuer’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol AIXI.

Item 2. Identity and Background.

This statement is filed on behalf of (1) Hui Yuan, a Chinese citizen (“Yuan”); (2) ZunTian Holding Limited, a BVI business company (“ZunTian”); and (3) iTeam Holding Limited, a BVI business company (“iTeam”). Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Yuan exercises voting and dispositive control over the Ordinary Shares and Preferred Shares registered in the name of ZunTian and iTeam. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of the Ordinary Shares and Preferred Shares owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is c/o Xiao-I Corporation, 5/F, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai, China 201101.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Share Transfer and Share Subscription

On August 13, 2018, the Issuer issued one Ordinary Share at nominal value to the initial subscriber, and this one Ordinary Share was transferred to ZunTian on the same day. On the same day, the issuer issued 2,721,475 Ordinary Shares to ZunTian, at nominal value per share. On August 16, 2021, 88,462 ordinary shares were transferred from ZunTian to Million Hope Development Corporation, and 663,468 ordinary shares were transferred from ZunTian to Yujun Limited.

On April 22, 2019, the issuer issued 1,286,420 Ordinary Shares to iTeam, at a consideration of USD64.33.

On December 13, 2023, the issuer issued 3,700,000 Preferred Shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes, to ZunTian Holding Limited (the “Issuance”). As a result of the Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of the Company. The Issuance was approved by both the board of directors and the audit committee of the board of directors. The Company and ZunTian have entered into a subscription agreement for the subscription of 3,700,000 Preferred Shares by ZunTian (the “Subscription Agreement”), and ZunTian paid USD730.93 as consideration.

2023 Share Incentive Plan

On January 3, 2024, the Company granted 50,000 restricted share units (“RSUs”) to Hui Yuan pursuant to the Company’s 2023 Share Incentive Plan, with each RSU representing one American Depository Share (“ADS”). Each ADS represents one-third of an ordinary share, par value US$0.00005 per share. 50,000 RSUs are equivalent to 16,666 Ordinary Shares. The RSUs were vested upon grant.

CUSIP No. 98423X100

Item 4. Purpose of Transaction.

Each Reporting Person acquired all of their Ordinary Shares and Preferred Shares for investment purposes.

Yuan is the Chairman and Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. In these capacities, Yuan takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in their capacities as stockholders of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, any Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as an officer and director of the Issuer, neither Yuan nor any other Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

ZunTian directly owns 1,969,546 Ordinary Shares and 3,700,000 Preferred Shares. Each Preferred Share is entitled to voting power equal to 20 Ordinary Shares, with a par value of $0.00005 per share of the Issuer. iTeam directly owns 1,286,420 Ordinary Shares. Yuan Hui directly owns 16,666 Ordinary Shares. Yuan Hui currently exercises exclusive voting and dispositive control over the Preferred Shares and Ordinary Shares registered in the name of ZunTian and iTeam. Yuan Hui is deemed to beneficially own the entirety of the 6,972,632 shares of the Issuer, including 3,700,000 preferred shares and 3,272,632 ordinary shares.

Based upon 24,015,592 Ordinary Shares issued and outstanding (as of August 10, 2023), as set forth in the Issuer’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on August 10, 2023, and an additional 3,700,000 Preferred Shares issued and outstanding (as of December 13, 2023), as detailed in the Issuer’s 6-K filed with the Securities and Exchange Commission on December 14, the shares beneficially owned by ZunTian, iTeam, and Yuan Hui constitute approximately 20.46%, 4.64%, and 25.15%, respectively, of the outstanding share capital of the Issuer, as calculated in accordance with Rule 13d-3(d)(1). Each Preferred Share is entitled to voting power equal to 20 Ordinary Shares; as a result, Mr. Yuan beneficially owns more than 79% of the voting power of the Issuer.

The following table sets forth the number of Ordinary Shares and Preferred Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power
ZunTian	5,669,546	(1)	0	5,669,546	(1)	0

iTeams	1,286,420		0	1,286,420		0

Yuan	6,972,632	(2)	0	6,972,632	(2)	0

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

CUSIP No. 98423X100

(1) ZunTian directly owns 1,969,546 Ordinary Shares and 3,700,000 Preferred Shares. Each Preferred Share is entitled to voting power equal to 20 Ordinary Shares, par value $0.00005 per share of the Issuer.

(2) Yuan Hui currently exercises exclusive voting and dispositive control over the Ordinary Shares and the Preferred Shares registered in the name of ZunTian and iTeam. Yuan Hui directly owns 16,666 Ordinary Shares. Yuan Hui is deemed to beneficially own the entirety of the 6,972,632 shares of the Issuer, including 3,700,000 preferred shares and 3,272,632 ordinary shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1. Subscription Agreement between Xiao-I Corporation and ZunTian Holding Limited (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the SEC on December 14, 2023).

2. Form Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the SEC on January 10, 2024)

CUSIP No. 98423X100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 12, 2024

By:	/s/ Hui Yuan
Name:	Hui Yuan
Title:	Individual

ZunTian Holding Limited

By:	/s/ Hui Yuan
Name:	Hui Yuan
Title:	Director

iTeam Holding Limited

By:	/s/ Hui Yuan
Name:	Hui Yuan
Title:	Director